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04024794

May 3, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases dated April 30, 2004, announcing the ordinary general meeting and the dividend payment for the 2003 financial year.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA



File No. 82-34727

19 avenue de la Liberté
L-2930 Luxembourg
www.arcelor.com
Téléphone : + 352 4792 2414
Fax : +352 4792 2449
investor.relations@arcelor.com

RELEASE

DIVIDEND PAYMENT RELATED TO THE FINANCIAL YEAR 2003

Luxembourg, April 30, 2004 - Arcelor's ordinary general meeting took place on April 30, 2004 and was chaired by Joseph Kinsch. The meeting approved all the resolutions on the agenda.

In particular, it approved the parent company's financial statements for the 2003 financial year, along with a gross dividend of €0.40 per share, payable on May 24, 2004. It has been decided, that the ex-dividend date squares with the payment date of the dividend, on May 24, 2004.

Thus, the net amount, after a withholding tax of 20%, is €0.32 per share.

Investor Relations
Martine Hue: + 352 4792 2414
+ 800 4792 4792
+ 33 1 41 25 98 98

arcelor

File No. 82-34727

PRESS RELEASE

Ordinary general meeting

Luxembourg, April 30, 2004 - Arcelor's ordinary general meeting took place on April 30, 2004 and was chaired by Joseph Kinsch. The meeting approved all the resolutions on the agenda.

In particular, it approved the parent company's financial statements for the 2003 financial year, along with a gross dividend of €0.40 per share, payable on May 24, 2004.

The **agenda** was as follows:

- Report of the Board of Directors and opinions of the independent auditor on the annual accounts and the consolidated accounts for the 2003 financial year
- Approval of the annual accounts for the 2003 financial year
- Approval of the consolidated accounts for the 2003 financial year
- Allocation of results and determination of directors' emoluments and of the dividend
- Discharge of the directors
- Resignation of two directors. Appointment of two new directors.
- Renewal of the authorisation of the Board of Directors of the Company and of the corporate bodies of other companies in the Group to acquire shares in the Company
- Appointment of an independent auditor to review the annual and the consolidated accounts for the 2005 financial year

The ordinary general meeting has appointed Mr. Noël Forgeard, President of Airbus and Mr. Michel Marti, Confederation secretary in the international department of the French trade union CFDT as new members of the Arcelor Board of Directors. Their mandates will expire at the annual general meeting to be held in 2009. Noël Forgeard and Michel Marti are replacing Daniel Bouton and Jean Lapeyre, who have resigned.

In 2003, Arcelor completed its integration and exceeded its targets as regards strengthening its financial position

At the occasion of the shareholders meeting Joseph Kinsch presented a review of the 2003 financial year, stating that "despite the difficult operating environment in steel-consuming industries, particularly the automotive and construction industries, and despite the tough macro-economic background, Arcelor Group managed succeeded in generating a profit in 2003. In its second year of existence, Arcelor achieved a significant improvement in results, due to its effort to step up synergies, its policy of stabilising margins and a substantial reduction in net debt".

The Chairman of the Board of Directors emphasised that the company's gross operating profit was €2.228bn as against €1.978bn in 2002*, despite a slight 2.5% fall in sales to €25.923bn. Net profit (Group share) came in at €257m, against a loss of €121m the previous year*.

Mr Kinsch commented on the substantial strengthening of Arcelor's financial position: "We have largely exceeded our debt reduction targets. The Group reduced net debt by more than €1.5bn in 2003, from €5.993bn at December 31, 2002 to €4.464bn at December 31, 2003".

He added: "Arcelor has recently made an additional step forward in this respect, with the early redemption of its 3% O.C.E.A.N.E.** convertible bond issue, due to mature on January 1, 2006. As a result, we have hit our target of reducing our debt/equity ratio to below 0.5 ahead of schedule."

The chairman of the board further said "Arcelor's results have been recognized by the financial community. Arcelor was integrated in the CAC40 index on November 21, 2003, raising the stock's profile and enhancing its attractiveness."

He concluded, saying: "Given the tough economic environment we have faced, our progress has been satisfactory. Our ambition must now be to accelerate this movement to give the Group the resources it needs, over the long term, to grow externally and remunerate its shareholders."

Guy Dollé, Chairman of Arcelor's Management Board, highlighted the macro-economic background, along with trends in steel markets, driven by rapid growth in China.

Mr Dollé made the following comments: "Today, Arcelor is regarded as a success. The Group is fully operational, has solid foundations and is well organised. We have fulfilled our commitments to our shareholders, our customers, our staff and the European Commission. But we cannot afford to stand still as we are seeing a global boom in steel demand. Therefore 2004 will mark the beginning of the transformation of Arcelor. As part of this transformation, we must further improve our performance in innovation, cost leadership and entrepreneurship".

"The strengthening of our balance sheet enables us to embark on a new phase of external growth, which will consolidate and confirm our global leadership. For a group like Arcelor, which generates 75% of its sales in the European Union, it is clear that a shift in the geographical balance is required, particularly towards regions with economies that are growing faster than Western Europe. In the future, Arcelor will be an even more global company than today. We must be ready to take part in a further phase of consolidation in the steel industry, and to seize opportunities when they arise."

* Unaudited 2002 pro forma figures

** *Obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes* (Bonds convertible or exchangeable into new or existing shares)

Investor relations

Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98